Exhibit 99.1

Engine Media’s Eden Games and Publisher Partner Microids Surpass 1M Units Sold of the Gear.Club Unlimited Franchise on Nintendo Switch; Extend Partnership to Bring Gear.Club Unlimited to Xbox Series X and PlayStation 5

TORONTO, July 27, 2021 – Engine Media Holdings, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a company providing sports and esports gaming experiences, along with media solutions focused on influencer marketing, gaming data and analytics, and programmatic advertising, today announced that the Gear.Club Unlimited franchise has surpassed one million units sold worldwide on Nintendo Switch.

Developed by Engine Media’s studio Eden Games, known for the high quality of their racing simulations, Gear.Club Unlimited offers unprecedented driving sensations behind the wheel of the most prestigious cars in the world and its success confirms its pole position as an unmissable series.

With four opuses released between 2017 and 2020, the Gear.Club Unlimited license has offered to players the first realistic racing game on Nintendo Switch. With hundreds of miles of roads, some of the most prestigious cars from leading brands, and a garage which allow players to customize their vehicles from bodywork to engine, the license has revitalized racing game genre on Nintendo Switch.

The success of the Gear.Club Unlimited franchise on Nintendo Switch, has led to an extended partnership between Eden Games and Microids, to bring Gear.Club Unlimited 2 to next generation consoles, Xbox Series X and Playstaion 5, scheduled to be released in the fourth quarter of 2021.

David Nadal, CEO of Eden Games, stated, “I am proud that our racing franchise has gained such popularity on Nintendo Switch. The game’s success reflects the passion and dedication of the Eden Games team. I’m excited to continue this journey as we move closer to releasing additional games currently in development. “

“The Gear.Club Unlimited series success validates Microids’ editorial strategy initiated a few years back,” added Stéphane Longeard, CEO of Microids. “The great results of the Eden Games team and the Gear.Club Unlimited franchise illustrates the strength of the brand and allows Microids to be confident in the future of the franchise. This new record consolidates our editorial strategy revolving around four pillars: Adventure, racing, retro and strong IPs.”

“Eden Games continues to develop best in class racing games and experiences for motorsport enthusiasts and casual gamers across numerous platforms, including Nintendo Switch,” Engine Media Chief Executive Officer Lou Schwartz commented. “Partnering with publishers such as Microids is critically important to Engine Media’s long-term plans and we are thrilled to continue partnering with Stéphane and his world-class team.”

About Microids

Microids is a French video game publisher. Founded in 1985, Microids’ editorial strategy now focuses on 4 major areas: adventure games, racing games, retro gaming and games inspired by iconic titles. By collaborating with renowned studios and authors (Pendulo Studios, Eden Studios, Benoît Sokal, Paul Cuisset, Philippe Dessoly and Pierre Adane), Microids has become a major player in international video games. Taking inspiration from legendary titles, including Asterix & Obelix, and Titeuf, Garfield, Fort Boyard, XIII and Blacksad, Microids reaches a wide audience and creates original adventures which give gamers the chance to play as some of their most beloved characters.

About Eden Games

Eden Games was founded in Lyon, France in 1998, to develop one of the most successful game franchises on PlayStation systems: V-Rally. In 2000, the studio expanded its racing expertise with the development of Need For Speed: Porsche for EA. Eden Games experimented in other genres before returning to its roots with Test Drive Unlimited, the first massive open world racing game franchise. Eden Games today is an independent game studio managed by two of its original co-founders, David Nadal and Jean-Yves Geffroy. The studio is composed of both experienced veterans and highly-talented young developers, all driven by the same passion for cars, high-end design and technology.

About Engine Media Holdings, Inc.

Engine Media Holdings Inc. is traded publicly under the ticker symbol (NASDAQ: GAME; TSX-V: GAME). The organization is focused on developing premium consumer experiences and unparalleled technology and content solutions for partners in the esports, news and gaming industry. The company’s subsidiaries include Stream Hatchet; the global leader in gaming video distribution analytics; Eden Games, a premium video game developer and publisher with numerous console and mobile gaming franchises; WinView Games, an industry innovator in audience second screen play-along gaming during live events; UMG, an end-to-end competitive esports platform enabling the professional and amateur esport community with tournaments, matches and award nominating content; and Frankly Media, a digital publishing platform empowering broadcasters to create, distribute and monetize content across all channels. Engine Media generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships. To date, the combined companies’ clients have included more than 1,200 television, print and radio brands, dozens of gaming and technology companies, and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology services.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, including the success and/or acquisition of future business opportunities, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For Further Information:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Media

James Goldfarb, Sloane & Company

jgoldfarb@sloanepr.com

212-446-1869